43.

04030602

82-4743

ARIS
12-31-03

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hilasal Mexicana

*CURRENT ADDRESS

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

**FORMER NAME

RECEIVED
2004 JUN -3 A 10:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**NEW ADDRESS

FILE NO. 82- 4743 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dw

DATE: 6/8/04

Horwath Castillo Miranda

HILASAL MEXICANA, S. A. DE C. V.
FINANCIAL STATEMENTS
DECEMBER 31, 2003 AND
INDEPENDENT AUDITORS' REPORT

Horwath Castillo Miranda

Report of Independent Auditors
(Translation from Spanish Language Original)

The Shareholders
Hilasal Mexicana, S. A. de C. V.
El Salto, Jalisco.

We have audited the accompanying balance sheet of Hilasal Mexicana, S. A. de C. V., as of December 31, 2003 and the related statements of income, changes in shareholders' equity and changes in financial position for the year then ended. These financial statements are the responsibility of Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements for the year ended on December 31, 2002, were audited by other independent public accountants, who in their opinion dated January 31, 2003, observed the adjustment made by Company's Management to the market value of wool inventories and to the treatment of the non-utilized plant capacity, which were disclosed under other expenses in the income statement.

We conducted our audit in accordance with Generally Accepted Auditing Standards in Mexico. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

The Company identifies the cost of the non-utilized plant capacity, which is considered by Company's management as an item not affecting the normal operation, therefore the related adjustments are disclosed in under other expenses in the income statement, not involving cost of sales. Additionally Management considers that expenses for freight and royalties are directly identified in the unitary cost and not in the sale operation of products, whereas maintaining the policy of recording them within cost of sales. (Note 10)

In our opinion, except for what it is mentioned in the preceding paragraph, the financial statements present fairly, in all material respects, the financial position of Hilasal Mexicana, S. A. de C. V., as of December 31, 2003, and the results of their operations, the changes in their shareholders' equity and the changes in their financial position for the year then ended, in accordance with Mexican Generally Accepted Accounting Principles.

HORWATH CASTILLO MIRANDA

C.P.C. Juan Martín Gudiño Casillas

Guadalajara, Jalisco
México
March 18, 2004

HILASAL MEXICANA, S. A. DE C. V.
BALANCE SHEET
Expressed in thousands of constant Mexican pesos as of December 31, 2003

	December 31, 2003	December 31, 2002
ASSETS		
Current:		
Cash and cash equivalents	$ 3,090	$ 3,092
Notes and accounts receivable:		
Trade accounts receivable, less allowance for doubtful accounts of $ 2,099 ($ 3,047 in 2002) (Note 7)	133,472	123,631
Taxes recoverable	2,345	15,049
Other current assets, less estimation for doubtful accounts of $ 1,035	10,297	4,794
Related companies (Note 4)	170	45
Inventories (Note 5)	141,032	117,305
Total current assets	290,406	263,916
Property, plant and equipment (Note 6)	398,309	409,100
Other non-current assets, net	3,836	3,192
	$ 692,551	$ 676,208
LIABILITIES AND SHAREHOLDERS' EQUITY		
Short-term liabilities:		
Current portion of long-term bank loans (Note 7)	$ 32,772	$ 38,604
Bank loans	45,824	17,238
Suppliers	36,389	20,137
Related parties (Note 4)	1,732	6,613
Accounts payable and accrued expenses	22,284	19,670
Commitments (Note 12)		
Total short-term liabilities	139,001	102,262
Long-term liabilities:		
Bank loans (Note 7)	166,349	205,142
Seniority premiums (Note 8)	1,291	984
Deferred income taxes (Note 11)	72,948	66,949
	240,588	273,075
Total liabilities	379,589	375,337
Shareholders' equity (Note 9):		
Capital stock	169,011	169,011
Additional paid-in capital and placement of own public shares, net	51,092	51,052
Retained earnings	289,764	289,099
Deficit from restatement of shareholders' equity	(135,560)	(146,946)
Accumulated effect of deferred income tax	(61,345)	(61,345)
	312,962	300,871
	$ 692,551	$ 676,208

Some 2002 figures were reclassified for purposes of comparison
The accompanying notes are an integral part of these financial statements

HILASAL MEXICANA, S. A. DE C. V.
STATEMENT OF INCOME
Expressed in thousands of constant Mexican pesos as of December 31, 2003

	Years ended December 31, 2003	2002
Net sales	$ 425,380	$ 429,968
Cost of sales (Note 10)	325,622	297,234
Gross profit	99,758	132,734
Operating expenses, net	66,157	68,872
Operating income	33,601	63,862
Comprehensive cost of financing		
Financial expenses, net	7,984	10,410
Foreign exchange loss, net	18,995	31,176
Gain on monetary position	(5,812)	(8,676)
	21,167	32,910
Other expenses, net (Notes 6 and 10)	12,943	18,973
(Loss) income before income tax	(509)	11,979
Income tax (Note 11)	(1,174)	(2,569)
Net income	$ 665	$ 14,548
Income per share (expressed in Pesos) (Note 2-l)	$ .00	$ .11
Weighted average shares outstanding (000`s) (Notes 2-l and 9)	130,243	129,216

The accompanying notes are an integral part of these financial statements

HILASAL MEXICANA, S. A. DE C. V.
STATEMENT OF SHAREHOLDERS' EQUITY
Expressed in thousands of constant Mexican pesos as of December 31, 2003

	Capital stock	Additional paid-in capital and placement of own public shares, net	Retained earnings	Deficit from restatement of shareholders' equity	Accumulated effect of deferred income tax	Total
Balance at December 31, 2001	$ 169,011	$ 49,091	$ 306,536	$ (162,289)	$ (61,345)	$ 301,004
Placement of own public shares, net (Note 9)		1,961				1,961
Dividends paid			(31,985)			(31,985)
Comprehensive income (Notes 2-j and 11)			14,548	15,343		29,891
Balance at December 31, 2002	169,011	51,052	289,099	(146,946)	(61,345)	300,871
Placement of own public shares, net (Note 9)		40				40
Comprehensive income (Notes 2-j and 11)			665	11,386		12,051
Balance at December 31, 2002	$ 169,011	$ 51,092	$ 289,764	$ (135,560)	$ (61,345)	$ 312,962

The accompanying notes are an integral part of these financial statements

HILASAL MEXICANA, S. A. DE C. V.
STATEMENT OF CHANGES IN FINANCIAL POSITION
Expressed in thousands of constant Mexican pesos as of December 31, 2003

	Years ended December 31, 2003	2002
OPERATION:		
Net income	$ 665	$ 14,548
Charges (credits) to results not requiring cash:		
Depreciations and amortizations	48,215	44,218
Loss in fixed assets sale		2,872
Provision for seniority premiums	307	159
Deferred income tax	(1,140)	(2,569)
	48,047	59,228
Changes in other operating accounts:		
Customers	(11,502)	(3,346)
Related parties	(5,006)	2,421
Inventories	(27,071)	(23,693)
Suppliers	16,252	593
Other current assets and liabilities, net	11,476	(22,210)
Resources provided by the operation	32,196	12,993
FINANCING:		
Bank loans, net	(16,039)	24,168
Dividends paid		(31,985)
Own public shares	40	1,961
Resources used in financing activities	(15,999)	(5,856)
INVESTMENT:		
Acquisitions of fixed assets, net	15,555	29,575
Increase (decrease) in other non-current assets	644	(159)
Property and plant disposals		(9,472)
Resources used in investment activities	16,199	19,944
Decrease in cash and cash equivalents	(2)	(12,807)
Cash and cash equivalents at beginning of year	3,092	15,899
Cash and cash equivalents at end of year	$ 3,090	$ 3,092

Some 2002 figures were reclassified for purposes of comparison
The accompanying notes are an integral part of these financial statements

HILASAL MEXICANA, S. A. DE C. V.,
NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003 AND 2002
Expressed in thousands of constant Mexican pesos as of December 31, 2003
(except as indicated)

1.- COMPANY'S ACTIVITY

Company's line of business is the manufacture, purchase and sale of towels and similar products

2.- SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies followed by the Company, all of which are based on Mexican Generally Accepted Accounting Principles ("Mexican GAAP"), are summarized below:

a) Recognition of inflation effects

The financial statements of the Company recognize the effects of inflation in accordance with Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information", and have been restated to constant December 31, 2003 Mexican pesos using the Mexican National Consumer Price Index ("INPC"), published by the Banco de Mexico. The financial statements are therefore comparable with each other since each stated in Mexican pesos of the same purchasing power.

b) Cash and cash equivalents

Cash and cash equivalents consist of cash and unsecured short-term investment with banks, which are payable on demands and bear interest at variable rates. The investments are expressed at cost, which is similar to market. At December 31, 2003 and 2002, cash and temporary investments include short-term deposit for $ 106 and $ 860, respectively.

c) Inventories and cost of sales

Inventories are stated at the restated value of replacement and production, which does not exceed market value. Cost of sales is stated utilizing the replacement cost at time of sale. Note 10.

d) Property, plant and equipment

Property, plant and equipment are recorded at acquisition cost. Until 1996, fixed assets were restated based on appraisals performed by independent appraisers, in order to reflect the net replacement value. Effective 1997, the net replacement value at December 31,1996 and the subsequent acquisitions, are restated by applying factors derived from Mexico's INPC and the exchange rate at year-end closing for the assets from abroad. Depreciation is calculated using the straight-line method, based on the useful lives of assets. Note 6.

e) Income tax and employees´ profit sharing

Income tax and employees' profit sharing recorded in the year's results are based on criteria established in Bulletin D-4, "Accounting treatment of income tax, tax on asset and employees' profit sharing", issued by the Mexican Institute of Public Accountants. The method established in this bulletin for determining the basis for computing deferred income tax consists of comparing accounting and fiscal values of assets and liabilities. The current income tax rate is applied to the resulting temporary differences at the time it is estimated that these will be recovered or paid, and are recognized as a deferred asset or liability. Asset tax incurred and recoverable from previous years represents a prepayment of income tax. Calculations of employees' profit sharing that are assumed to cause a benefit or that will be paid in the future must be recognized as deferred assets or liabilities.

f) Seniority premiums

Employees are entitled to seniority premiums upon completion of employment 15 years of service. These premiums are recognized as a cost from the first year of seniority through recording a provision determined by an actuarial computation.

The cost of seniority premiums is calculated on an actuarial basis, as established in Bulletin D-3 "Labor Obligations", issued by the Mexican Institute of Public Accountants. This bulletin requires recording a net cost or income for each year, as well as recognizing liabilities and assets. The only acceptable method is actuarial calculation based on the service completed, with projected salaries. Note 8.

Other compensations based on length of service and to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Labor Law, are charged to results in the year in which they become payable.

g) Transactions in foreign currency

Transactions in foreign currency are recorded at the exchange rate prevailing on the date the transaction is entered into. Assets and liabilities denominated in foreign currency are stated in Mexican pesos at the date of the balance sheet. Exchange gains or losses are included in results of operations. Note 3.

h) Restatement of shareholders' equity

Items comprising shareholders' equity are restated by applying the factors derived from the Mexico' s INPC to historical amounts. The restated figures represent the shareholders' investment in Mexican pesos with purchasing power at the date of the balance sheet.

The surplus or deficit from restatement of shareholders' equity represents the degree to which the Company has succeeded in preserving the purchasing power of shareholders contributions, and the results obtained. This concept is represented principally by the result of holding non-monetary assets and its corresponding effect on results, when the assets are consumed. This is determined by comparing replacement values of non-monetary assets with the values derived from the Mexican INPC.

i) Reserve for own purchase of shares

Corresponds to a reserve from the retained earnings created for the temporary acquisition of representative shares of Company's capital stock, which were previously placed in the stock market, in accordance with related Law. This account is recorded within balance sheet under subscription additional paid in capital and placement of own public shares, net. Note 9.

j) Comprehensive income

"Comprehensive income" represents the performance of the company during the years presented. This item is represented by net income, and the effect of holding non-monetary assets and of deferred income tax, that in accordance with accounting principles should be recorded in shareholders' equity.

k) Result from monetary position

Result from monetary position represents the effects of inflation, as measured by changes in the Mexican INPC, on the Company's net monetary assets and liabilities at the beginning of each month. This results is charged or credited comprehensively to the results and forms part of the comprehensive cost of financing.

l) Income per share

Income per share is calculated by dividing net income, by the weighted average shares outstanding during each year presented. Note 9.

m) Production capacity

The Company consider that it is not utilizing the total of its production capacity, therefore, determines this amount considering the depreciation of machinery and equipment that is not been utilized at its total capacity and applied to other expenses, net, within the statement of income. Note 10.

3.- ASSETS AND LIABILITY IN FOREIGN CURRENCY

At December 31, 2003, the Company had equivalent U.S. dollar assets and liabilities amounting to U.S. 3.4 million and 24 million, respectively. Such amounts are reflected in the consolidated balance sheet at the Mexican peso equivalent of 11.24 pesos per one U.S. dollar.

On March 18, 2004, the date of issuance of the financial statements, the exchange rate was 11.04 Mexican pesos per one U.S. dollar.

At December 31, 2003, the Company had not translation risks coverage.

Summary of the foreign currency transactions, excepting machinery and equipment importations, is presented below (thousands of U.S. dollars):

	Years ended December 31,	
	2003	**2002**
Merchandise exportation	11,507	14,988
Merchandise importation	8,605	5,855

4.- RELATED PARTIES TRANSACTIONS

The following is a summary of the most significant related party transactions:

	Years ended December 31, 2003	2002
Revenues:		
Materials sale	$ 2,426	$ 1,368
Costs:		
Finished products purchase	7,015	29,293

The balance with related companies is comprised as follows:

	Debit balance		Credit balance	
	December 31,			
	2003	2002	2003	2002
Textiles San Andrés, S. A. de C. V.	$ 84	$ 45		
Exportadora Hilasal, S. A. de C. V.	86		$ 1,732	$ 6,613
	$ 170	$ 45	$ 1,732	$ 6,613

5.- INVENTORIES

	December 31, 2003	2002
Finished goods	$ 62,455	$ 68,048
Production in process	22,285	10,848
Raw materials	21,463	10,931
Manufacturing auxiliary materials	13,255	10,613
Spare parts	14,171	14,333
Merchandise in transit	7,403	2,532
	$ 141,032	$ 117,305

6.- PROPERTY, PLANT AND EQUIPMENT

	December 31, 2003	December 31, 2002	Average annual depreciation rate %
Buildings	$ 119,534	$ 118,857	2.2
Machinery and equipment	602,311	525,672	7.7
Transportation equipment	4,937	5,072	9.0
Furniture and equipment	5,522	6,106	5.5
EDP equipment	12,320	9,102	14.3
	744,624	664,809	
Accumulated depreciation	(395,210)	(295,489)	
	349,414	369,320	
Land	36,194	36,194	
Constructions in process	3,658	3,586	
Fixed assets in transit	9,043		
	$ 398,309	$ 409,100	

Part of the machinery and equipment are guaranteeing bank loans. Note 7.

7.- LONG-TERM DEBT

	December 31, 2003	December 31, 2002
Direct loan with Bancomer, S.A., contracted on March 10, 2003, for a maximum amount of 2 million dollars, for granting credit letters, bearing interests at Libor rate plus .89 points, payable on March 10, 2005. At December 31, 2003, 1,680,000 U.S. dollars have been disposed.	$ 18,877	
Direct loan with Bancomer, S.A., contracted on June 12, 2001 in the amount of 5 million dollars, guaranteed by foreign trade operations, bearing interests at Libor rate plus 1.89 points, payable in eight bi-annual installments beginning in December 2002, ending in June 2006. At December 31, 2003 balance is in the amount of 3,125,000 U.S. dollars.	35,112	$ 47,134
To the following page	$ 53,989	$ 47,134

	December 31, 2003	December 31, 2002
From the previous page	$ 53,989	$ 47,134
Direct loan contracted with GE Capital Bank, S.A. on September 28, 2001 in the amount of 10 million dollars, bearing interests at Libor rate plus 1.90 points, payable in 24 quarterly installments initiating in December 2002 and ending in September 2008, guaranteed with machinery and equipment. At December 31, 2003, balance is in the amount of 7,916,696 U.S. dollars.	88,952	103,243
Current credit with Nacional de Comercio Exterior, S.N.C., contracted on March 12, 2002 in the amount of 5 million dollars, bearing interests at Libor rate plus 1.20 points, fully payable in March 2007, guaranteed by customers' portfolio.	56,180	53,867
Direct loan contracted with Bancomer, S.A., on June 23, 1998 in the amount of 6 million dollars, supported with foreign operations, bearing interests at Libor rate plus 1.65 points, payable in nine bi-annual installments, with maturity on June 23, 2003.		7,182
Current credit contracted with Banco Santander Mexicano, S.A. on September 28, 2001 in the amount of 3 million dollars, bearing interests at Libor rate plus 1.80 points, fully payable on February 2, 2004. This credit was paid in advance in March 2003..		32,320
	199,121	243,746
Less current maturities	32,772	38,604
	$ 166,349	$ 205,142

Annual maturities of long-term liabilities at December 31, 2003, are the following:

2005	$ 51,648
2006	25,749
2007	74,908
2008	14,044
	$ 166,349

Long-term bank loans agreements establish certain covenants, such as to keep insured the goods guaranteeing the loans, not to sale them nor rate or dispose of them and maintain certain financial criteria, which were calculated in conformity with the accounting policies describe in Note 2.

8.- SENIORITY PREMIUMS

The components of seniority premiums mentioned in Note 2-e, consist of the following:

	Years ended December 31,	
	2003	2002
Service cost	$ 291	$ 260
Interest cost	58	56
Amortization of the transition liability and variation in assumptions	55	33
Net cost for the period	$ 404	$ 349

Seniority premiums liability is as follows:

	Years ended December 31,	
	2003	2002
Accumulated benefit obligation	$ 1,678	$ 875
Additional benefits related to future compensation increases	107	427
Projected benefit obligation	1,785	1,302
Unrecognized net transition obligation	(890)	(559)
Unrecognized variations in assumptions and experience adjustments	396	241
Total accrued seniority premium	$ 1,291	$ 984

The principal assumptions utilized in determining net cost of the plan are as follows:

	2003	2002
Discount rate used to reflect present value of obligations	4.5%	5.0%
Rate of increase in future salary level	1.5%	2.0%
Average of remaining future service (amortization period of amortizable items)	15 años	16 años

9.- SHAREHOLDERS' EQUITY

The capital stock of the Company is represented by 139,440,000 shares of Series "A" ordinary, nominative and without nominal value, of which 20,160,000 correspond to class "I" of fixed portion and 119,280,000 to class "II" corresponding to the variable portion, which is unlimited.

In 2002 shareholders decided to declare dividends in the amount of $ 29,503 ($ 31,985 at pesos purchasing power at December 31, 2003), corresponding 23 cents per share (24 cents at pesos purchasing power at last year closing).

Retained earnings, including those capitalized, are subject to taxes if they are paid in cash, except when they are paid from "net fiscal profit account" or "CUFIN". Also reimbursements of capital that proportionally exceed the contributed capital account (CUCA), are considered dividends and subject to tax. At December 31, 2003, the CUFIN and CUCA of the Company amounted to $ 11,026 and $ 292,001, respectively.

Capital stock includes $ 87,769 of capitalized income and that will be subject to tax payment in accordance with the aforementioned, in case of decrease in capital stock and cash distribution.

Retained earnings include $ 18,629 applied to legal reserve. The legal reserve is not available for distribution in cash, but can be capitalized.

During 2003 and 2002 the Company placed own shares in the stock market. In such period obtained an income and loss in the amount of $ 2 and $ 645 respectively. The shares value at December 31, 2003 is $ 8,091 (9,194,254 shares in 2003 valued at their market value at December 31, 2003 of 88 cents), representing the 6% of company's shares.

In March 2003, the shareholders decided to authorize a maximum for own purchase of shares in the amount of $ 24,458 ($ 25,099 pesos purchasing power at 2003 year-end), of which $ 7,548 are unexercised. This amount is included in the balance sheet under subscription additional paid-in capital and placement of own public shares, net.

10.- COST OF SALES

Management determines the non-utilized manufacturing capacity. This amount is calculated by estimating an equivalent amount to approximately 25% of the machinery and equipment depreciation for the year and recorded in other expenses, net, within the income statement. The amount applied to this concept in the year ended December 31, 2003 was $ 10,077 ($ 6,476 in the year ended December 31, 2002).

Company's management considers that expenses for freight and royalties are directly identified with cost and not with the sale activity. The amount of freight and royalties applied to cost of sales was $ 27,250 in the year ended December 31, 2003.

On the other hand, at December 31, 2002, the company adjusted the price of cotton at its market value which was lower than cost. The adjustment was in the amount of $ 6,244 and was applied to other expenses, net, within the statement of income. At December 31, 2003, cotton inventories were valued at cost, which was lower than market.

11.- INCOME TAX AND TAX ON ASSETS

The Company is subject to income and asset taxes. Income tax is computed by taking into consideration effects of inflation for tax purposes. Income tax is calculated in terms of Mexican pesos when the transaction occurred and not in terms of Mexican pesos with purchasing power at the end of the period.

In accordance with the amendments of Mexico's Income Tax Law effective January 1, 2003, the applicable income tax rate was 34% in 2003, in 2004 will be 33% and 32% in 2005 and beyond. In 2002 the rate was 35%.

The tax on assets is computed at an annual rate of 1.8% of the value of assets less certain liabilities. This tax is paid only to the extent that it exceeds the income tax for the year. Any required payment of asset tax can be restated and carried forward and credited toward the excess of income tax over assets tax in the following ten years.

Income tax credited is as follows:

	Years ended December 31, 2003		2002	
Deferred income tax	$	(174)	$	(600)
Reduction of income tax due to decrease in rates (*)		(1,000)		(1,969)
	$	(1,174)	$	(2,569)

(*) As it is mentioned in Note 2-e, income tax rate that is applicable to the temporary differences is the expected rate that will be in effect at the time the assets and liabilities for deferred taxes will be recovered or paid. Because of the change in rates, the Company adjusted in 2003 and 2002 the corresponding liability for deferred income tax.

In the years ended December 31, 2003 and 2002, the Company did not paid tax on assets since it credited income tax paid in the last three years.

The income tax rate utilized in the financial statements is:

	Years ended December 31, 2003		2002	
(Loss) income before taxes	$	(509)	$	11,979
Income tax before decrease in rates	$	174	$	(600)
Income tax rate before decrease in rates		34%		(5%)

At December 31, 2003 the balance of the deferred income tax liability was composed of the following:

	Temporary difference		Deferred Income Tax	
Inventories	$	117,455	$	38,760
Fixed assets		140,903		45,197
Provision for labor benefits		(1,290)		(413)
Other items, net		3,512		1,159
Taxable losses recoverable		(35,622)		(11,755)
			$	72,948

From the total effect of deferred income tax in 2003 and 2002, $ 7,139 and $ 5,621 were charged to shareholders' equity and included in the deficit in shareholders' equity adjustment within comprehensive income.

12.- COMMITMENTS

At December 31, 2003, the Company had celebrated contracts for the acquisition of raw materials (cotton) during 2004, amounting approximately 4 million U.S. Dollars.

13.- SEGMENT INFORMATION

As mentioned in Note 1, Hilasal Mexicana, S.A. de C.V., main activity is the manufacture, purchase and sale of towels and similar products, therefore revenues are obtained from such segment.

On the other hand, Company's management considers that its operations are only carried in a geographical segment, since total income of 2003 and 2002 was obtained in the North American market (Mexico 69% and 72% and The United States of America 31% and 28%, respectively).

Company's products are basically traded through retail and detail stores, without particular concentration in a customer.

14.- NEW ACCOUNTING PRONOUNCEMENTS

In January 2004, Bulletin D-3 "Labor Obligations" was published by the Mexican Institute of Public Accountants, effective that date, excepting for issues related to remunerations at the end of labor relationship, which will become effective until January 1, 2005. This bulletin establishes, in addition to the previous, the basis for the quantification of the liabilities for benefits after retirement and for the remunerations at the labor relationship, to determine the related net cost for the period and probable reductions of anticipated cancellations of such obligations, as well as the valuation, presentation and disclosure rules corresponding to said concepts.

In March 2003, Bulletin C-15 "Impairment in Long-Live Assets and their Disposal", was published by the Mexican Institute of Public Accountants, effective January 1, 2004, which establishes the rules for calculation, presentation and disclosure of the losses for impairment of long-live assets, tangible and intangible.

The Company would record the effects of the application of these bulletins, in date of their effectiveness.